Exhibit (4)(b)(xiv)

GE LIFE AND ANNUITY ASSURANCE COMPANY

GUARANTEE ACCOUNT RIDER

This rider adds a Guarantee Account to your contract. You may allocate Purchase Payments and/or transfer value to and from the Guarantee Account subject to the limitations below.

This rider is effective on the contract date. While this rider is in effect, your Account Value includes:

•	amounts allocated to the Separate Account; and
•	amounts allocated to the Guarantee Account.

The Guarantee Account

Amounts allocated to the Guarantee Account earn interest at the daily rate applicable to the particular allocation. With respect to each allocation, the applicable rate will remain in effect for a specified period (the interest rate guarantee period). You may also make transfers or withdrawals from the Guarantee Account as described in the contract.

We reserve the right to limit amounts that may be allocated or transferred to the Guarantee Account. Amounts allocated to the Guarantee Account are held in, and are part of, our General Account. The General Account consists of our assets other than those allocated to our Separate Accounts. Subject to statutory authority, we have sole discretion over the investment of the assets of the General Account. Those assets may be chargeable with liabilities arising out of any business we may conduct.

Any Surrender Value or Death Benefit under the Guarantee Account will not be less than required by the laws of your state.

Value in the Guarantee Account

The value in the Guarantee Account is (a) plus (b) minus (c) minus (d), where:

(a)	is the sum of all amounts allocated to the Guarantee Account;
(b)	is any interest credited on those amounts;
(c)	is the sum of all amounts removed by transfer or surrender; and
(d)	is the sum of all amounts deducted for charges made under the contract and any riders that may apply.

You may allocate amounts to one or more of the interest rate guarantee periods available. At the end of each interest rate guarantee period, a new interest rate guarantee period, with a renewal rate, will begin. Unless you choose otherwise, you will renew at the shortest renewal guarantee period that we make available at that time. We will notify you of the renewal interest rate and the new interest rate guarantee period. We reserve the right to offer various interest rate guarantee periods.

Interest rates that apply to allocations to the Guarantee Account are determined by us at our sole discretion. The minimum guaranteed interest rate is shown on the contract data page.

Allocation of Charges

Deductions for any annual policy maintenance charge that may apply are taken first from your value in the Separate Account and then from your value in the Guarantee Account. Any transfer charge that may apply is taken from the amount transferred. Surrender charges may apply to amounts withdrawn from the Guarantee Account. No deduction will occur if it would reduce the Surrender Value below any minimum value that might be required by applicable state law.

Transfers

You may transfer amounts between the Guarantee Account and the Separate Account. Transfers will be effective as of the end of the Valuation Period during which we receive your request at our Home Office.

We reserve the right to impose the following restrictions on transfers between the Guarantee Account and the Separate Account:

•	For each allocation to the Guarantee Account, transfers to the Separate Account may be made only during the 30-day period following the end of the allocation’s interest rate guarantee period. We may limit the amount that you can transfer during that time, but the limit will not be less than a percentage of the original allocation, plus any accrued interest on that allocation. The percentage used to determine this limit will be the lesser of (a) 100% and (b) 25% of the number of years in the interest rate guarantee period that just ended for that particular allocation;
•	No transfers from the Separate Account to the Guarantee Account may be made during the six month period following the transfer of any amount from the Guarantee Account to the Separate Account; and
•	We may defer payment of any transfer from the Guarantee Account for up to six months. We will not defer payment if we are required by your state law to pay earlier.

We reserve the right to limit amounts that may be transferred to the Guarantee Account.

Surrender

This rider does not affect withdrawals except as follows:

•	You may specify whether a withdrawal should be taken from the Guarantee Account or the Separate Account. If you do not, the withdrawal will be deducted first from each Investment Option in the Separate Account in the same proportion that your assets in that Investment Option bears to the total of your assets in all Investment Options on the Valuation Day we receive the request in our Home Office. If the amount of the withdrawal exceeds your assets in the Separate Account, any remaining deductions will be made from the Guarantee Account. The amounts deducted from the Guarantee Account will be taken on a first-in, first-out basis. “First-in, first-out” means the order in which Purchase Payments and transferred amounts were allocated to the Guarantee Account; and
•	We reserve the right to defer payment of any withdrawal or surrender from the Guarantee Account for up to six months. We will not defer payment if we are required by your state law to pay earlier. We will not defer payment if the amount payable is used to pay Purchase Payments on a contract with us.

This rider is subject to the provisions of the contract.

For GE Life and Annuity Assurance Company,

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Pamela S. Schutz

President

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